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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Rojany                                 Shimon
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   (Last)                            (First)              (Middle)

3380 Wrightwood Drive
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                                    (Street)

Studio City                             CA                     91604
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   (City)                            (State)                (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

ClickSoftware Technologies Ltd. (NASDAQ-CKSW)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

December 31, 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [ ]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [X]  Other (specify below)


Chief Fiancial Officer (1)
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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                          5.             6.
                                                          4.                              Amount of      Owner-
                                                          Securities Acquired (A) or      Securities     ship
                                                          Disposed of (D)                 Beneficially   Form:     7.
                                                          (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                               2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                             Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security              Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Ordinary Shares               04/30/01          P                5,000     A     $0.9775                   D
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Ordinary Shares               10/31/01          P                3,030     A     $0.7055   336,645         D
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Ordinary Shares                                                                              3,000         I        by Spouse
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*  If the form is  filed by more  than one  Reporting  Person,  see  Instruction
   4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Incentive Stock Option                                                        Non-Convertible Preferred
(right to buy)   $1.2100    08/15/01    A       4,000         (2)   08/15/11  Shares A    4,000           4,000      D
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Incentive Stock Option                                                        Ordinary
(right to buy)   $1.6800    02/08/01    A      75,000         (3)   02/07/11  Shares     75,000          75,000      D
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Incentive Stock Option                                                        Ordinary
(right to buy)   $8,5000                                            03/19/10  Shares     30,000          30,000      D
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Non-Qualified
Stock Option                                                                  Ordinary
(right to buy)   $0.5833                                            09/23/06  Shares      2,936           2,936      D
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Non-Qualified
Stock Option                                                                  Ordinary
(right to buy)   $0.5833                                            12/30/07  Shares      5,504           5,504      D
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Non-Qualified
Stock Option                                                                  Ordinary
(right to buy)   $0.5833                                            12/31/07  Shares     11,250          11,250      D
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Non-Qualified
Stock Option                                                                  Ordinary
(right to buy)   $0.8333                                            07/21/09  Shares     45,768          45,768      D
====================================================================================================================================

Explanation  of  Responses:

See Continuation pages(s) for footnotes



------------------------------------------------------------     ------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



Rojany, Shimon                            ClickSoftware Technologies Ltd. (CKSW)
3380 Wrightwood Drive                     December 31, 2001
Studio City,  CA  91604


-----------------
(1)  Chief FInancial Officer
(2) The option vests at the rate of 1/6 of the shares subject to the option per month such that all the shares will be vested and exercisable six (6) months from the date of grant.
(3) The options vests at the rate of 1/24 of the shares subject to the option per month such that all the shares will be vested and exercisable two (2) years from the date of grant.